SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that it received, on this date from Brazilian Securities and Exchange Commission, the Official Letter 571/2016/CVM/SEP/GEA-1, requesting clarifications regarding the news published by O Globo newspaper, on 12/20/2016, under the title "Amazon Fraud", as transcribed by the end of this announcement:

In response to the previously mentioned Letter and in addition to the Market Announcement of November 11, 2016, the Company comes to clarify the following:

1.   The news in reference deals with the same matter that was already object of the Market Announcement of November 11, 2016, regarding the audit report of the Union Accounts Court ("TCU") which deals with the Belo Monte Hydroelectric Power Plant, which is the responsibility of the Specific Purpose Company Norte Energia S.A., in which Eletrobras owns a minority shareholding of 15% (fifteen percent), while its subsidiaries Companhia Hidroelectrica do São Francisco - Chesf and Centrais Elétricas do Norte do Brasil S.A. - Eletronorte, hold 15% (fifteen percent) and 19.98% (nineteen point ninety-eight percent), respectively;

2.   In the extent of the referred process, the TCU requested explanations and information to Eletrobras and other third parties;

3.   With regard to Eletrobras Companies, the Company is working to provide all available information within the time limit granted by the TCU, which has not yet expired, and will continue to cooperate with the Court in order to provide the necessary clarifications.

4.   In view of the foregoing, the Company understands that there are no material new facts, in the knowledge of the Company, that were not adequately disclosed to the market.

Rio de Janeiro, December 21, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of the Officla Letter 571°/2016/CVM/SEP/GEA-1

Subject:  Request for clarification on news

Dear Officer,

1. In reference to the news entitled "Amazon fraud", published in the O Globo newspaper on 12/20/2016, which includes the following statements:

"Investigation in only 53% of the Belo Monte plant contracts reveals public money diversion in volume equivalent to half of Petrobras' corruption losses.”

It is a colossus planted in the Amazon, in the bed of the Xingu river, near Altamira (Pará). It will begin this summer with the fourth turbine installed, after 41 years of a troubled process of planning and execution of works.

It will be added another fourteen engines by Christmas 2019, making it one of the largest hydroelectric power plants operating on the planet. The energy will be extracted from an artificial lake of equivalent size to 64 areas like Copacabana. When operating at full power, Belo Monte will have sufficient capacity (11,233.1 MW) to supply 40% of Brazilian households.

Built on concrete sufficient for the construction of 48 Maracanã, the Belo Monte mill has become a majestic monument to fraud in public sector business, at a cost that already exceeds R$ 30 billion.

The first analysis of construction expenses, carried out by auditors commissioned by the Public Prosecutor's Office, revealed a surplus of R$ 3.3 billion. It is the product of the sum of R$ 2.9 billion in the collection of prices above the market and R$ 400 million in expenses without basis, inconsistent or simply unjustified.

MARKET ANNOUNCEMENT

This was verified during the examination of only 53% of civil works contracts, in which R$ 7.7 billion were spent. Auditors could not go any further. Because the state-owned group Eletrobrás (owner of 49.9% of the project) and Norte Energia (concessionaire with 95% public capital) "imposed all kinds of difficulties" on the inspection - from the delivery of blocked electronic files to evasion of information, according to the Federal Court of Accounts.

Still, with only a little more than half of Belo Monte's construction contracts, a volume of money diversions amounting to half of the corruption losses declared by Petrobras in the accounting balance of 2014, released in April of the last year.

The case of the Belo Monte hydroelectric plant suggests the probability that the state power sector will overcome the already known limits of creativity in public money cheating, under the deliberate or consenting blindness of political leaders, direct or indirect beneficiaries in the corporate electoral financing worksheets.

Statements from executives of the contractors that form part of the consortium (Odebrecht, Andrade Gutierrez, Camargo Corrêa, Queiroz Galvão, Galvão Engenharia and OAS) indicate that in Belo Monte, a fee of 1% to 1.5% over works and equipment contracts. Half was collected for the Workers Party and another half collected for the PMDB.

This sharing of bribes was negotiated by Antonio Palocci, former finance minister of Lula and former head of Dilma's Civil House, according to executives responsible for contractors' payments. The goal was to fund 2010 and 2014 election campaigns.

Four decades ago Brazil was flirting with the project of a super-hydroelectric plant in the Amazon. There was nothing more than an old idea. Belo Monte was built for benefits to the PT and the PMDB.

2. Relating to this, we determine that the CFO, clarify whether the news is true, and, if confirmed its veracity, shall explain the reasons that understood not to be relevant fact, as well comment about other information deemed important.

3. This answer should take place through the Empresa.NET System category: Market Announcement, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

MARKET ANNOUNCEMENT

4. It should be noted that CVM Instruction 358/2002, Article 3, provides that it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchange and organized over-the-counter market entity in which The securities issued by the company are admitted to trading, any relevant act or fact occurring or related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

5. In addition, CVM Instruction 358/2002, article 4, sole paragraph, also provides for the obligation to inquire of the company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, with the objective To inquire whether they are aware of information that must be disclosed to the market in order to ascertain whether they would have knowledge of information that should be disclosed to the market.

6. The Superintendence of Corporate Relationswill be responsible for, in the use of its legal attributions and, based on Law 6,385/1976, article 9, item II, and CVM Instruction 452/2007, the determination of the application of a fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirement contained in this letter, within 1 (one) business day, as of the knowledge of the contents of this file sent by email.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.